EXHIBIT 99.1
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[LOGO - PURCELL ENERGY LTD.]                                             TSX PEL
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             #2810, 605 - 5th Avenue SW Calgary, AB Canada T2P 3H5
   t 403.269.5803 f 403.264.1336 www.purcellenergy.com info@purcellenergy.com


02 April 2004

                             PURCELL ENERGY DRILLING
                              AND OPERATIONS UPDATE

CALGARY, AB -- PURCELL ENERGY LTD. reports it has completed several of its winter projects and operations are ongoing in several areas. Extreme cold during the first part of the season and an early spring meant that this winter season was challenging for the industry. The company participated in drilling 10 wells, of which three were completed as gas wells, two are suspended potential gas wells, one is an oil well, one is currently being tested, one is being evaluated, one is still drilling, and one was dry.

FORT LIARD, NWT -- The 24 percent-interest 3K-29 well was directionally drilled to a total measured depth of 3,700 meters, under budget and in record time for the area. A horizontal leg was drilled into the Nahanni reservoir. Testing was delayed as a result of technical complications experienced while completing the well. Pressure and test data confirm that the horizontal leg is connected to the main Fort Liard gas pool, but the wellbore did not intersect sufficient open fractures to produce at the high rates expected for this well. The partners are reviewing the 3D seismic data to determine an alternate well path. The partners intend to sidetrack the existing 3K-29 well in July following completion of drilling operations on the 2M-25 well.

A second development well, the 24 percent-interest 2M-25, commenced drilling on March 31, 2004. The 2M-25 well, which will take approximately 60 days to drill, is expected to be completed in June 2004, with first production planned for the third quarter. Since first production from Fort Liard in May 2000, aggregate gross production of the initial four wells from the gas pool is approximately 114 bcf of raw gas (80 bcf of sales gas).

The previously announced workover of M-25 has been delayed pending repairs to the wet gas flow line connecting the well to the facility. The drilling of 2M-25 prohibits concurrent workover and pipeline repair operations on M-25. As a result, M-25 has been shut-in and will remain shut-in until July 2004. This has reduced Purcell's Fort Liard production by 280 boe/d.

TENAKA, BC -- Two exploratory wells on Purcell's extensive Tenaka lands recently reached total depth and were logged. The a-26-E well (28 percent interest) has been suspended as a potential gas well pending completion and testing next winter. Unseasonably warm temperatures caused loss of access over the winter roads and prevented the operator continuing operations. The operator is attempting to complete and test the b-14-L well (25 percent interest before payout) prior to breakup. Over the past three years Purcell assembled a strategic landholding with interests varying from 28 to 90 percent in approximately 55,000 gross acres of natural gas-prone land adjacent to the Adsett gas field. A 162-km2 3D seismic survey (approximately one-third interest) is being completed over the south block and will be used to determine potential drilling locations for next winter.

DORIS, AB - The successful completion of Purcell's winter program in the Doris area has added gas production as of April 1, 2004. The company's net production from this area now exceeds 700 boe/d compared to 400 boe/d in the fourth quarter of 2003. The drilling program resulted in one gas well, one potential gas well and one dry hole. A total of four wells, including three previously suspended gas wells, were tied in to a new 40-kilometer pipeline constructed by Purcell this winter. The pipeline connects these wells to Purcell's 28 percent-owned Doris South gas plant. The new gathering line will enable the company to produce from future wells drilled on its large undeveloped land position over the next few years. Purcell holds working interests ranging from 34 to 56 percent in approximately 122,000 gross acres (61,000 net acres), including recent land purchases, in the greater Doris area northwest of Edmonton in central Alberta.

OBED, AB -- The company is currently completing and production testing its 50 percent-interest well in Obed in northwest Alberta. The well was drilled to 3,300 meters and has several gas zones that are being tested and completed. The well is expected to be tied-in during the third quarter of 2004. The company is continuing to acquire additional acreage in the area and expects to drill another well at a 50 percent-interest in the second half of the year.

WEST PEMBINA, AB -- Purcell has tied in four 50 percent-interest wells drilled since mid-2003 in West Pembina. A fifth well should be tied in later this year. The wells are producing a total of 130 boe/d net to the company from various horizons. An additional 130 boe/d net is presently constrained and is expected to be producing later in the second quarter. The company has various working interests in approximately 14,000 gross acres (6,200 net acres) in this new core area. At least six additional wells will be drilled in the second half of 2004. Purcell continues to build its prospect inventory in the West Pembina area.

PIGEON LAKE, AB -- Last year Purcell drilled a 50 percent-interest gas discovery at Pigeon Lake. Tie-in of this well was completed in February and the well is producing at a pipeline-constrained rate of 115 boe/d. In the second quarter of 2004, the company plans to drill as many as three follow-up wells on the Ellerslie gas play in this area. With further drilling success, Purcell plans to construct a pipeline that will enable the original well to produce at higher rates.

BLUEBERRY, AB - The company drilled a 50 percent-interest gas well at Blueberry in the first quarter. The well was completed and production tested. The plan is to tie in the well by the end of the second quarter of 2004. A second well is currently being drilled on an exploratory prospect (50 percent interest) in this area targeting the Kiskatinaw formation. Another prospect is being developed in the Blueberry area and could be drilled in the third quarter.

MUSKWA/MILO, BC - At Muskwa, the inability to obtain a rig and the early arrival of spring prevented a workover of a 28 percent-interest well on this Slave Point gas property in northeast British Columbia. This has reduced production from this area by about 200 boe/d until operations can be completed next winter. A 10-percent-interest horizontal gas well drilled at Milo in January 2004, currently producing at 600 boe/d (60 boe/d net), has replaced some of this production.

TATAGWA, SK - In March 2004, Purcell drilled a dual-legged horizontal development oil well (100 percent interest) in the Marly formation. The well was recently placed on production. If the current oil production rates continue, Purcell has several follow-up development locations.

OTHER OPERATIONS -- The company continues to exploit its existing production base with infill drilling and exploitation activities slated for Weyburn/Tatagwa, Griffin and Minton in southeast Saskatchewan, and for Penhold and Turin in Alberta. Purcell also continues to build its portfolio of full-cycle exploration projects in west Alberta and northeast British Columbia.

Purcell will be issuing its 2003 financial and operating results on April 7, 2004. A conference call to discuss the results is scheduled for 1:00 p.m. (Calgary time) on April 7, 2004. Details of the conference call are available on Purcell's website.

For further information contact:

Jan M. Alston
President & C.E.O.
Purcell Energy Ltd.
Tel:     (403) 269-5803
www.purcellenergy.com

Peter D. Knapp
Iradesso Communications Corp.
Tel:     (403) 503-0144